UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common stock involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

RealtyMogul Apartment Growth REIT, Inc. is a Maryland corporation formed on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The Company was formed under the name MogulREIT II, Inc. and, effective October 15, 2021, changed its name to RealtyMogul Apartment Growth REIT, Inc. The use of the terms “RealtyMogul Apartment Growth REIT,” the “Company,” “we,” “us” or “our” in this semiannual report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2017.

We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The current board members are Jilliene Helman, Flynann Janisse and Louis S. Weeks III. Ms. Janisse and Mr. Weeks are independent directors. We are externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and also provides asset management and other services with the goal of maximizing our operating cash flow and preserving our capital. Our affiliate, RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of our Sponsor and our Manager, operates an online investment platform, www.realtymogul.com (the “Realty Mogul Platform”), through which shares of our common stock are being offered exclusively.

On August 23, 2017, we commenced our initial public offering of $50,000,000 in shares of common stock (the “Initial Offering”). On December 23, 2020, our follow-on offering (the “Follow-on Offering,” and together with the Initial Offering, the “Offerings”) was qualified by the Securities and Exchange Commission (the “SEC”), and we terminated our Initial Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment became effective March 15, 2021, and we are utilizing this increased offering amount. We are continuing to offer in the Follow-on Offering up to $66,875,819 in shares of our common stock, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of November 24, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in shares of our common stock.

As of June 30, 2022, we had issued 4,918,201 shares of our common stock in the Offerings for total aggregate gross offering proceeds of approximately $50.0 million. We expect to offer shares of our common stock in the Follow-on Offering until the earlier of (i) December 23, 2023, which is three years from the qualification date of the Follow-on Offering, or (ii) the date on which the maximum offering amount has been raised, unless the Follow-on Offering is terminated by our board of directors at an earlier time.

As of June 30, 2022, our portfolio was comprised of approximately $161,143,000 in real estate investments at original cost, including those real estate investments held for sale, that, in the opinion of our Manager, meets our investment objectives. We have used, and intend to continue to use, substantially all of the net proceeds from the Offerings to make preferred equity and joint venture equity investments in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation.

2

Results of Operations

Our financial statements are presented for the six months ended June 30, 2022. Generally accepted accounting principles in the United States of America (“GAAP”) require any subsidiaries or affiliates under common control to be consolidated. The financial statements contained in this report include the financial statements of the Company and its controlled joint ventures, Travertine North Park Investors, LLC and Vinegar Hill Asset, LLC, which were acquired during 2017, Avon 46, LLC, which was acquired during 2018, RM Terrace Hill, LLC, which was acquired during 2019, NinetyNine44 Owner, LLC, which was acquired in 2020, and RM Orion LLC, OREI Lotus Village Property Owner, LLC and RM Sherwood Oaks, LLC, which were acquired in 2021.

Net Income (Loss), Operating Income and Consolidated Net Income (Loss)

The six months ended June 30, 2022 resulted in net income attributable to RealtyMogul Apartment Growth REIT, Inc. of $9,798,000 as compared to the same period in 2021 which resulted in a net loss attributable to RealtyMogul Apartment Growth REIT, Inc. of $1,024,000. The six months ended June 30, 2022 resulted in operating income of $1,234,000 as compared to the same period in 2021 which resulted in operating income of $630,000. The six months ended June 30, 2022 resulted in consolidated net income of $16,020,000 as compared to the same period in 2021 which resulted in consolidated net loss of $1,444,000.

Sources of Operating Revenue and Cash Flows

Our revenue is mainly generated from rental income, tenant fee income and tenant reimbursements.

Revenue

For the six months ended June 30, 2022, we earned rental income, net of $8,826,000 as compared to the same period in 2021 in which we earned net rental income of $7,346,000.

Expenses

For the six months ended June 30, 2022, we incurred depreciation and amortization expenses of $2,679,000 as compared to the same period in 2021 in which we incurred depreciation and amortization expenses of $2,699,000. For the six months ended June 30, 2022, we incurred general and administrative expenses of $790,000, which includes professional fees, insurance expenses and other costs associated with running our business as well as operating expenses for our consolidated investments, as compared to the same period in 2021 in which we incurred general and administrative expenses of $678,000. For the six months ended June 30, 2022, we incurred real estate operating expenses of $4,645,000 as compared to the same period in 2021 in which we incurred real estate operating expenses of $3,704,000. For the six months ended June 30, 2022, we incurred interest expense of $2,794,000 as compared to the same period in 2021 in which we incurred interest expense of $2,092,000.

Distributions

Our board of directors has declared and paid, and we expect that our board of directors will continue to declare and pay, distributions quarterly in arrears. Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us. Although our goal is to fund the payment of distributions from cash flow from operations, we have paid, and may continue to pay, distributions from other sources, including the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.

3

Our board of directors has declared quarterly distributions for stockholders of record as of the close of business on the last day of each quarter. Distributions made in 2021 and 2022 are shown in the table below:

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Cash Distribution Amount per Share of Common Stock	Annualized Yield
1/1/2021 – 3/31/2021	12/31/2020	4/15/2021	$0.0012217808 (1/1 – 1/31)	4.5	%(2)
			$0.0012526027 (2/1 – 3/31)
4/1/2021 – 6/30/2021	3/30/2021	7/15/2021	$0.0012526027 (4/1 – 4/21)	4.5	%(3)
			$0.0013130137 (4/22 – 4/30)
			$0.0013130137 (5/1 – 6/30)
7/1/2021 – 9/30/2021	6/30/2021	10/15/2021	$0.0013130137 (7/1 – 7/27)	4.5	%(4)
			$0.0013191781 (7/28 – 7/31)
			$0.0013191781 (8/1 – 9/30)
10/1/2021 – 12/31/2021	9/30/2021	1/15/2022	$0.0013191781 (10/1 – 10/31)	4.5	%(5)
			$0.0013623288 (11/1 – 12/31)
12/31/2021	12/30/2021	2/1/2022	$0.8016141564	7.9	%(6)
1/1/2022 – 3/31/2022	12/30/2021	4/15/2022	$0.0013623288 (1/1 – 1/27)	4.5	%(7)
			$0.0012858904 (1/28 – 1/31)
			$0.0012858904 (2/1 – 3/31)
4/1/2022 – 6/30/2022	3/16/2022	7/15/2022	$0.0013684932	4.5	%(8)

(1)	Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $9.91 per share net asset value (the then-current purchase price for the period from January 1, 2021 to January 31, 2021) and calculated for the distribution period beginning January 1, 2021 and ending January 31, 2021 and a $10.16 per share net asset value (the then-current purchase price effective February 1, 2021) calculated for the distribution periods beginning February 1, 2021 and ending February 28, 2021 and beginning March 1, 2021 and ending March 31, 2021.
(3)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $10.16 per share net asset value (the then-current purchase price for the period from April 1, 2021 to April 21, 2021) and calculated for the distribution period beginning April 1, 2021 and ending April 30, 2021 and a $10.65 per share net asset value (the then-current purchase price effective April 22, 2021) calculated for the distribution periods beginning May 1, 2021 and ending May 31, 2021 and beginning June 1, 2021 and ending June 30, 2021.
(4)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $10.65 per share net asset value (the then-current purchase price for the period from July 1, 2021 to July 27, 2021) and calculated for the distribution period beginning July 1, 2021 and ending July 31, 2021 and a $10.70 per share net asset value (the then-current purchase price effective July 28, 2021) calculated for the distribution periods beginning August 1, 2021 and ending August 31, 2021 and beginning September 1, 2021 and ending September 30, 2021.
(5)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $10.70 per share net asset value (the then-current purchase price for the period from October 1, 2021 to October 31, 2021) and calculated for the distribution period beginning October 1, 2021 and ending October 31, 2021 and a $11.05 per share net asset value (the then-current purchase price for the period from November 1, 2021 to December 31, 2021) calculated for the distribution periods beginning November 1, 2021 and ending November 30, 2021 and beginning December 1, 2021 and ending December 31, 2021.
(6)	Our board of directors declared a special distribution in December 2021 that was paid to stockholders on February 1, 2022. The special distribution of $0.802 per share was paid to stockholders of record as of December 31, 2021 and reflected a 7.9% annual distribution rate based on the per share net asset value of $10.16 as of January 1, 2021.
(7)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $11.05 per share net asset value (the then-current purchase price for the period from January 1, 2022 to January 27, 2022) and calculated for the distribution period beginning January 1, 2022 and ending January 31, 2022 and a $10.43 per share net asset value (the then-current purchase price for the period from January 28, 2022 to March 31, 2022) calculated for the distribution periods beginning February 1, 2022 and ending February 28, 2022 and beginning March 1, 2022 and ending March 31, 2022.
(8)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $11.10 per share net asset value (the then-current purchase price effective April 1, 2022) and calculated for the distribution periods beginning April 1, 2022 and ending April 30, 2022, beginning May 1, 2022 and ending May 31, 2022 and beginning June 1, 2022 and ending June 30, 2022.

4

For the six months ended June 30, 2022, we have paid distributions to our stockholders of approximately $3,922,000, including approximately $2,492,000 through the issuance of shares pursuant to our distribution reinvestment plan.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offerings, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from the Offerings to conduct our operations. We currently obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of the Offerings and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2022, we had cash and cash equivalents of approximately $24,764,000 and approximately $1,412,000 invested in marketable securities at fair value that are available to provide capital for operations and investments. We anticipate that proceeds from the Offerings, cash flow from operations and available cash will provide sufficient liquidity to meet future funding commitments for at least one year from the date the financial statements are available to be issued.

We expect to selectively employ leverage to enhance total returns to our stockholders. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets; provided, however, we may exceed this limit for certain temporary bridge financings. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. As of June 30, 2022, we had outstanding borrowings of approximately $137,822,000, net of deferred financing costs and discounts, including real estate held for sale.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments and reimbursements to our Manager. During our organization and offering stage of the Follow-on Offering, our Manager will be reimbursed for certain organization and offering expenses, which are not expected to exceed $2,006,275, which amount is 3% of the maximum offering amount of $66,875,819 in the Follow-on Offering. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Follow-on Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. If the Follow-on Offering is not successfully completed, we will not be obligated to pay the remaining offering and organizational costs owed to our Manager. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, property management fees, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administration fees, fees for the services of independent directors, and third-party costs associated with the aforementioned expenses.

5

Cash Flow

The following presents our cash flows for the six months ended June 30, 2022 (in thousands):

For the six months ended June 30, 2022
Operating activities:	$348
Investing activities:	35,763
Financing activities:	(26,626)
Net increase in cash and cash equivalents and restricted cash	9,485
Cash and cash equivalents and restricted cash, beginning of period	20,040
Cash and cash equivalents and restricted cash, end of period	$29,525

Net cash provided by operating activities was $348,000 after adjustments related to non-cash charges for depreciation, amortization, and equity in loss of unconsolidated joint ventures of $3,245,000.

Net cash provided by investing activities was $35,763,000 including capital improvements of $1,498,000 and investment in equity method investees of $306,000, offset by cash distributions from equity investments of $42,000 and proceeds from sales of real estate investments of $37,525,000.

Net cash used in financing activities was $26,626,000 and related to $7,827,000 in new proceeds from the issuance of shares of our common stock pursuant to the Offerings, net of debt repayments, payment of cash dividends and distributions to noncontrolling interests in consolidated real estate investments.

Outlook and Recent Trends

Since the inception of RealtyMogul Apartment Growth REIT, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to stockholders. To date, the majority of our investments have been in value-add multifamily apartment buildings and our business plan is to continue to invest in this asset class pursuant to our investment guidelines as shared in the formal offering circular for our Follow-on Offering.

We remain excited about value-add multifamily investing and believe that it may provide a good risk adjusted return in today’s market. We seek to mitigate risk by keeping cash flow at the properties while we are engaged in renovations. We are concerned about capitalization rates, as they are near historical lows in certain markets for multifamily investments; thus, we are particularly interested in investing in markets where occupancy levels remained high during the 2008 recession.

MACRO OVERVIEW

During Q2 2022, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP fell 0.9% quarter over quarter. The Federal Reserve cut its forecast for 2022 growth in the nation’s GDP from the 2.8% it projected in March 2022 to 1.7% as well as projected a 3.7% unemployment rate for 2022, up from the March 2022 estimate of 3.5%. The unemployment rate ended 2021 at 3.9%. Average hourly earnings for employees increased 5.2% year over year and achieved greater than 3% year over year increases since June 2021 according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index rose year over year 8.3% in April 2022, 8.6% in May 2022, and 9.1% in June 2022 according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 5.6% year over year. Given the economic inflation, the Federal Reserve has indicated that they will begin reducing their balance sheet and increasing the federal funds rate. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage has increased in Q2 2022 and is trending to continue to increase for the remainder of 2022; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis, as evidenced by the 14.6% year over year effective rent growth in Q2 2022 per CBRE.

6

INVESTMENT STRATEGY

We have made, and intend to continue to make, preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. We have invested, and intend to continue to invest, in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation.

For our value-add multifamily investments, our investment strategy involves acquiring apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas, as well as interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have a high value from an investment standpoint and also a local community standpoint by enhancing previously underserviced apartment buildings. We also believe that these properties offer downside protection on one’s investment due to the large number of tenants at each property and the adaptability of individual property business plans. Given the current macroeconomic climate, specifically with regard to rising interest rates and the cost of debt capital being more expensive, we are also targeting growth strategies such as lease-up of new development and light value-add with an organic mark to market on rents. These strategies have lighter renovation budgets for the property, but rather aim to take advantage of the strength of a particular market or submarket in which demand pressures lead to increases in rental income and fee income. We believe that RealtyMogul Apartment Growth REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 8 — Related Party Arrangements” in Item 3. “Financial Statements” below.

7

Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and the Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and
●	an adjustment to reverse the effects of unrealized gains/(losses)

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2022, are as follows:

For the Period Ended June 30, 2022
GAAP net income attributable to RealtyMogul Apartment Growth REIT, Inc.	$9,798
Add: depreciation and amortization of properties	2,297
Adjustments for noncontrolling interests in depreciation	(1,474)
Add: amortization of lease intangibles	382
Adjustments for noncontrolling interest in amortization of lease intangibles	(234)
Add: share of depreciation of real estate held by equity method investments	62
Adjustments for unrealized loss on marketable securities	237
Add: loss on extinguishment of debt	519
Adjustment for noncontrolling interest in loss on extinguishment of debt	(189)
Add: change in fair value of interest rate caps	(673)
Adjustment for noncontrolling interest in change in fair value of interest rate caps	488
Adjustments for gain on sale of real estate investment	(17,614)
Adjustments for noncontrolling interest in gain on sale of real estate investment	6,430
Funds from operations (“FFO”) applicable to common stock	29
Add: amortization of deferred financing costs, discount and premium	257
Adjustments for noncontrolling interests deferred financing costs	(184)
Add: stock award compensation	47
Adjusted funds from operations (“AFFO”) applicable to common stock	$149

Item 2. Other Information

None.

8

Item 3. Financial Statements

RealtyMogul Apartment Growth REIT, Inc.

F-1

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Balance Sheets

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2022	As of December 31, 2021
ASSETS
Real estate investments, at cost
Land	$35,479	$42,425
Buildings and improvements	125,664	142,489
Total real estate investments, at cost	161,143	184,914
Less accumulated depreciation	(6,408)	(7,068)
Real estate investments, net	154,735	177,846
Real estate held for sale	22,312	19,911
Investments in real estate, equity method	425	428
Marketable securities, at fair value	1,412	1,650
Cash and cash equivalents	24,764	14,118
Restricted cash, escrows and deposits	4,761	5,922
Rent receivable, net	864	413
Intangible lease assets, net	-	382
Stock subscription receivable	81	405
Deferred offering costs, net	251	144
Prepaid expenses	305	722
Other receivable	427	112
Other assets	673	-
Total Assets	$211,010	$222,053

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net of $1,189 and $1,908 of deferred financing costs, and $967 and $1,025 premium, respectively	$115,794	$137,342
Mortgage payable related to real estate asset held for sale, net of $432 and $250 of deferred financing costs	22,028	21,603
Accounts payable and accrued expenses	2,427	3,407
Settling subscription payable	147	354
Deferred offering costs payable	33	27
Dividends payable	566	3,455
Other liabilities	756	849
Asset management fee payable	87	54
Total Liabilities	141,838	167,091

Equity:
Common stock, $0.01 par value; 9,000,000 shares authorized; 4,596,848 and 3,712,643 shares issued and outstanding, as of June 30, 2022 and December 31, 2021, respectively	46	37
Additional paid-in capital	36,974	28,939
Retained earnings (accumulated deficit)	4,613	(5,185)
Total RealtyMogul Apartment Growth REIT, Inc. equity	41,633	23,791
Noncontrolling interests in consolidated joint ventures	27,539	31,171
Total Equity	69,172	54,962

Total Liabilities and Equity	$211,010	$222,053

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Operations

For the Six Months ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Revenues
Rental income, net	$8,826	$7,346
Tenant reimbursements and other revenue	1,216	866
Equity in losses of equity method investees	(309)	(236)
Equity in earnings of equity method investee	42	30
Total revenues	9,775	8,006

Operating expenses
Depreciation and amortization	2,679	2,699
General and administrative expenses	790	678
Real estate operating expenses	4,645	3,704
Asset management fees	427	295
Total operating expenses	8,541	7,376
Operating income	1,234	630
Other (income) and expenses
Interest expense	2,794	2,092
Loss on extinguishment of debt	519	-
Change in fair value of interest rate caps	(673)	-
Other income	(49)	(51)
Unrealized loss on marketable securities	237	91
Realized gain on marketable securities	-	(58)
Gain on sale of real estate investment	(17,614)	-
Consolidated net income (loss)	16,020	(1,444)
Net income (loss) attributable to noncontrolling interests	6,222	(420)
Net income (loss) attributable to RealtyMogul Apartment Growth REIT, Inc.	$9,798	$(1,024)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Equity

For the Six Months ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

(Amounts in thousands, except share and per share data)

	Common Stock		Additional Paid-in	Accumulated	Total RealtyMogul Apartment Growth REIT, Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Deficit	Equity	Ventures	Equity
Balance as of December 31, 2020	2,994,468	$30	$26,266	$(6,871)	$19,425	$16,674	$36,099
Proceeds from issuance of common stock, net of syndication costs	386,233	4	3,951	-	3,955	-	3,955
Stock award	4,500	-	46	-	46	-	46
Amortization of deferred offering costs	-	-	(99)	-	(99)	-	(99)
Dividends declared on common stock	-	-	(732)	-	(732)	-	(732)
Repurchase of common stock	(68,580)	(1)	(727)	-	(728)	-	(728)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	14,244	14,244
Distributions to noncontrolling interests	-	-	-	-	-	(1,986)	(1,986)
Net loss	-	-	-	(1,024)	(1,024)	(420)	(1,444)
Balance as of June 30, 2021	3,316,621	$33	$28,705	$(7,895)	$20,843	$28,512	$49,355

	Common Stock		Additional Paid-in	Retained	Total RealtyMogul Apartment Growth REIT, Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Earnings	Equity	Ventures	Equity
Balance as of December 31, 2021	3,712,643	$37	$28,939	$(5,185)	$23,791	$31,171	$54,962
Proceeds from issuance of common stock, net of syndication costs	939,251	9	9,986	-	9,995	-	9,995
Stock award	4,500	-	47	-	47	-	47
Amortization of deferred offering costs	-	-	(305)	-	(305)	-	(305)
Dividends declared on common stock	-	-	(1,033)	-	(1,033)	-	(1,033)
Repurchase of common stock	(59,546)		(660)	-	(660)	-	(660)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	-	-
Distributions to noncontrolling interests	-	-	-	-	-	(9,854)	(9,854)
Net income	-	-	-	9,798	9,798	6,222	16,020
Balance as of June 30, 2022	4,596,848	$46	$36,974	$4,613	$41,633	$27,539	$69,172

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Cash Flows

For the Six Months ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
OPERATING ACTIVITIES:
Consolidated net income (loss)	$16,020	$(1,444)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation	2,297	2,325
Equity in losses of equity method investees	309	236
Unrealized loss on marketable securities	237	91
Realized gain on marketable securities	-	(58)
Gain on sale of real estate investment	(17,614)	-
Equity in earnings of equity method investees	(42)	(30)
Stock award compensation	47	46
Amortization of intangibles relating to leases	382	374
Amortization of deferred financing costs, interest rate cap costs and premium	257	101
Loss on debt extinguishment	519	-
Changes in assets and liabilities:
Net change in rent receivable	(451)	(223)
Net change in other receivable	(318)	(1)
Net change in other assets	(673)	-
Net change in prepaid expenses	417	(91)
Net change in accounts payable and accrued expenses	(979)	(307)
Net change in asset management fees payable	33	14
Net change in other liabilities	(93)	241
Net cash provided by operating activities	348	1,274
INVESTING ACTIVITIES:
Purchase of real estate	-	(69,222)
Improvements to real estate	(1,498)	(1,463)
Investment in equity method investee	(306)	-
Return of investment in equity method investee	42	30
Proceeds from sales of real estate investment	37,525	-
Proceeds from sales of marketable securities	-	2,458
Net cash provided by (used in) investing activities	35,763	(68,197)
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	7,827	3,416
Repurchase of common stock	(867)	(592)
Proceeds from the issuance of debt	289	75,180
Deferred offering costs paid	(404)	(164)
Repayment of debt	(21,918)	(17,976)
Payment of finance costs	-	(1,747)
Debt extinguishment costs	(269)	-
Payment of cash dividends	(1,430)	(256)
Capital contributions from noncontrolling interests, net of syndication costs	-	14,244
Distributions to noncontrolling interests	(9,854)	(1,986)
Net cash provided by (used in) financing activities	(26,626)	70,119

Net increase in cash and cash equivalents and restricted cash	9,485	3,196
Cash and cash equivalents and restricted cash, beginning of period	20,040	13,143
Cash and cash equivalents and restricted cash, end of period	$29,525	$16,339

Cash paid for interest	$2,604	$1,924

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES;
Change in deferred offering costs payable	$6	$(30)
Change in dividends declared but not paid	$(2,889)	$56
Distributions reinvested	$2,492	$420
Change in stock subscription receivable	$324	$(118)
Change in settling subscriptions payable	$(207)	$136

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 1 - Formation and Organization

RealtyMogul Apartment Growth REIT, Inc. (the “Company”) was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The Company was formed under the name MogulREIT II, Inc. and, effective October 15, 2021, changed its name to RealtyMogul Apartment Growth REIT, Inc. The use of the terms “RealtyMogul Apartment Growth REIT,” the “Company,” “we,” “us,” or “our” in this semiannual report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. (“RM”). Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”). Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, a majority of whom are independent directors.

The Company’s investing and management activities related to multifamily real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic multifamily real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.

On August 23, 2017, we commenced our initial public offering (the “Initial Offering”) of up to $50,000 in shares of common stock. On December 23, 2020, we commenced our follow-on offering (the “Follow-on Offering” and, together with the Initial Offering, the “Offerings”) and terminated the Initial Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000 to $75,000. This amendment became effective March 15, 2021, and the Company is utilizing this increased offering amount. We are continuing to offer in the Follow-on Offering up to $66,876 in shares of our common stock, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of November 24, 2021 out of the rolling 12-month maximum offering amount of $75,000 in shares of our common stock. As of June 30, 2022, we had issued 4,918,201 shares of our common stock in the Offerings for gross offering proceeds of approximately $50,000.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

F-6

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its controlled joint ventures, Travertine North Park Investors, LLC and Vinegar Hill Asset, LLC, which were acquired during 2017; Avon 46, LLC, which was acquired during 2018; RM Terrace Hill, LLC, which was acquired during 2019; NinetyNine44 Owner, LLC, which was acquired during 2020; and RM Orion, LLC, Lotus Village Holdco, LLC and RM Sherwood Oaks, LLC, which were acquired during 2021.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair interim presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year and certain disclosures may be condensed for interim reporting. These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2021, which was filed with the SEC on May 2, 2022.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2022, the Company’s investments in real estate operate in Texas, Connecticut, New York, Michigan and Florida. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing in those geographical areas.

For the six months ended June 30, 2022, the Company’s annualized rental income in real estate equity investments by state is approximately 38%, 18%, 17%, 15% and 12%, for Texas, Connecticut, Michigan, Florida and New York, respectively.

F-7

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Follow-on Offering is not successfully completed.

As of June 30, 2022 and December 31, 2021, the Manager has incurred offering costs of $1,766 and $1,353, respectively, on behalf of the Company. As of June 30, 2022 and December 31, 2021, $1,515 and $1,209 of offering costs, respectively, had been amortized and were included in the consolidated statements of equity.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

F-8

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

As of both June 30, 2022 and December 31, 2021, the Company held investments in two entities, which were evaluated under the VOE model and were not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. These investments are carried on the equity method because of the Company’s significant influence.

As of June 30, 2022 and December 31, 2021, the Company held investments in six and seven entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participating rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes beginning with the year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2022 and December 31, 2021.

For the six months ended June 30, 2022 and the year ended December 31, 2021, $1,033 and $4,596, respectively, in distributions have been declared to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. We will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions.

Tax periods from 2019 to 2022 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Stock Subscription Receivable

Stock subscription receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2022 and December 31, 2021, there was $81 and $405, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2022 and December 31, 2021, respectively. Stock subscription receivable is carried at cost which approximates fair value.

Settling Subscription Payable

Share repurchases initiated in June 2022 and December 2021 were settled in August 2022 and in February 2022, respectively. These liabilities were reversed subsequent to June 30, 2022 and December 31, 2021 when the share repurchases settled in August 2022 and February 2022, respectively.

F-9

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 in 2019 did not materially change our revenue recognition patterns.

Purchase Accounting for Acquisitions of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred. The purchase consideration included cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assessed the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocated the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimated the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

F-10

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. For the six months ended June 30, 2022 and 2021, we recorded a loss of $309 and $236, respectively, related to investments in equity method investees.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended. The Company has elected to classify distributions from equity method investees under the cumulative-earnings approach. For the six months ended June 30, 2022 and 2021, the Company recorded a gain from equity method investee of $42 and $30, respectively, related to a distribution that would have reduced the carrying value of the investment below zero.

The Company evaluates its investments in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company recognizes an impairment charge to reduce the carrying value of its investment to fair value. As of both June 30, 2022 and December 31, 2021, the Company determined that there was no impairment of its investments in equity method investees.

F-11

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

As of both June 30, 2022 and December 31, 2021, the Company determined that there was no impairment of long-lived assets.

Real Estate Held for Sale

The Company classifies real estate investment as being held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale, an active program to locate a buyer has been initiated, the sale is highly probable to occur within one year, and it is unlikely that significant changes to the plan will be made. When a real estate investment is classified as held for sale, depreciation of the asset is discontinued and the asset is carried at the lower of its carrying amount or the fair value less costs to sell. As of June 30, 2022, the Company determined that the Avon Place Apartments should be classified as held for sale at its carrying value in the amount of $22,312. The related mortgage net of debt issuance costs of $22,028 is also classified as held for sale as of June 30, 2022. As of December 31, 2021, the Company determined that The Clover on Park Lane (fka Serendipity Apartments), a 343-unit multifamily apartment community in Dallas, Texas (the “Clover Property”), should be classified as held for sale at its carrying value in the amount of $19,911. The related mortgage net of debt issuance costs of $21,603 is also classified as held for sale as of December 31, 2021. The Clover Property was sold on January 7, 2022 and proceeds from the sale were $37,525 resulting in a gain on the sale in the amount of $17,614.

Restricted Cash and Escrows

In November 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. Restricted cash consists of cash escrowed under the operating agreements and mortgage agreements for debt service, real estate taxes, property insurance, and capital improvements and other restricted deposits.

The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the consolidated balance sheets to be included in cash and cash equivalents and restricted cash on the consolidated statements of cash flows.

F-12

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The following are the amounts reported on the consolidated balance sheets that are included in cash and cash equivalents and restricted cash on the consolidated statements of cash flows:

	June 30, 2022	December 31, 2021

Cash and cash equivalents	$24,764	$14,118

Restricted cash, escrows and deposits	4,761	5,922

Total cash and cash equivalents and restricted cash	$29,525	$20,040

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2022 and December 31, 2021, there was $221 and $559, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Depreciation

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life ranging from 30 to 45 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 to 15 years, and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 8 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $2,297 and $2,325 for the six months ended June 30, 2022 and 2021, respectively.

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2022 and 2021 were $87 and $92, respectively.

Deferred Financing Costs and Mortgage Premium

Mortgage costs and premium are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. The Company recognizes a debt discount or premium in connection with mortgages assumed at fair value in accordance with ASC 805, Business Combinations. At June 30, 2022, deferred financing costs amounted to $1,621, net of accumulated amortization of $512. At December 31, 2021, deferred financing costs amounted to $2,158, net of accumulated amortization of $414. At June 30, 2022, mortgage premium amounted to $967, net of accumulated amortization of $146. At December 31, 2021, mortgage premium amounted to $1,025, net of accumulated amortization of $88. The Company presents unamortized deferred financing costs and mortgage premium as a direct deduction from the carrying amount of the related debt liability.

F-13

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

The Company periodically will enter into interest rate cap agreements that are measured at fair value on a recurring basis in order to limit interest rate risk on variable rate mortgages and are not used for trading purposes. The Company has determined that the total fair value of the interest rate caps at June 30, 2022 is $673 and at December 31, 2021 was not significant related to Lotus Village, Sherwood Oaks and Avon Place Apartments. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curve commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, management determined the impact on the credit valuation adjustments was not significant to the overall valuation of the interest rate caps as of June 30, 2022 or 2021. As a result, the fair value of the interest rate caps was considered to be based primarily using Level 2 inputs.

Fair Value Option

ASC 825 Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”), provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

F-14

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 3 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate as of June 30, 2022:

					Accumulated Amortization
		Building and	Accumulated	Intangible Lease	Intangible Lease
Description of Property	Land	Improvements	Depreciation	Asset	Asset	Total
Sherwood Oaks	$6,307	$29,430	$(581)	$509	$(509)	$35,156
Riverview, FL
Lotus Village	6,172	33,220	(914)	538	(538)	38,478
Austin, TX
The Orion	7,545	22,926	(1,042)	374	(374)	29,429
Orion Township, MI
NinetyNine 44 Walnut	5,790	21,042	(1,476)	555	(555)	25,356
Dallas, TX
Multi-family housing portfolio	9,665	19,046	(2,395)	189	(189)	26,316
Brooklyn, NY
Total	$35,479	$125,664	$(6,408)	$2,165	$(2,165)	$154,735

As of June 30, 2022 and December 31, 2021, the amortization period for the intangible lease assets ranges from three to four months.

At June 30, 2022 and December 31, 2021, respectively, accumulated amortization of intangible lease assets was $2,563 and $2,704, which included Avon Place Apartments and the Clover Property investments that were classified as held for sale, respectively. For the six months ended June 30, 2022 and 2021, the Company recognized amortization expense of $382 and $374, respectively. The unamortized balance of intangible lease assets at June 30, 2022 and December 31, 2021, respectively, was $0 and $382.

As of June 30, 2022, the Company determined that the Avon Place Apartments should be classified as held for sale. Therefore, the Avon Place Apartments are not included in the table above.

On January 7, 2022, the Company sold the Clover Property which was reported as real estate held for sale as of December 31, 2021 at its carrying value in the amount of $19,911. For the six months ended June 30, 2022, the Company recognized proceeds of $37,525 and a gain of $17,614 on the sale of investment in real estate, reported in the consolidated statements of operations.

As of December 31, 2021, the Company sold Terrace Hill Apartments which was reported at its carrying value in the amount of $19,865. For the year ended December 31, 2021, the Company recognized a gain of $5,936 on the sale of investment in real estate, reported in the consolidated statements of operations.

Minimum Future Rents

The rental properties owned at June 30, 2022 and December 31, 2021 are principally leased under 12-month operating leases with certain tenant renewal rights.

F-15

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 4 – Investments in Equity Method Investees

The table below presents the activities of the Company’s investments in equity method investees for the six months ended June 30, 2022:

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2022
Beginning balance	$428
Contributions in equity method investees	306
Distributions received	(42)
Equity in earnings of equity method investees	42
Equity in losses of equity method investees	(309)
Ending balance	$425

As of June 30, 2022, the Company’s investments in entities that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Plano CRP Portfolio, LLC, for the acquisition and renovation of two garden-style apartment communities in Plano, Texas.

2)	Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Villas del Mar Partners 29, LLC, for the acquisition of an apartment complex in Fort Worth, Texas.

Note 5 – Marketable Securities

As of June 30, 2022, the Company held one investment in an exchange traded fund with a total cost of $1,599. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in marketable securities	$1,412	$1,412	$-	$-

F-16

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

As of December 31, 2021, the Company held one investment in an exchange traded fund with a total cost of $1,599. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in marketable securities	$1,650	$1,650	$-	$-

The unrealized loss on investment in marketable securities included in the consolidated statement of operations attributable to Level 1 measurements was $237 and $91 for the six months ended June 30, 2022 and 2021, respectively.

During 2021, the Company sold one investment in exchange traded funds, which was reported at fair value of $2,513 at December 31, 2020. For the year ended December 31, 2021, the Company recognized $58 of net realized gain on marketable securities, reported in the consolidated statements of operations.

Note 6 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheets:

June 30, 2022
Mortgages payable, gross(1)	$138,476
Unamortized premium	967
Unamortized deferred financing costs	(1,621)
Mortgages payable, net	$137,822

December 31, 2021
Mortgages payable, gross(2)	$160,078
Unamortized premium	1,025
Unamortized deferred financing costs	(2,158)
Mortgages payable, net	$158,945

(1)	Included in the mortgages payable tables above is the Avon Place Apartments mortgage loan held for sale as of June 30, 2022. As of June 30, 2022, the mortgages payable, gross held for sale is $22,460, unamortized deferred financing costs on mortgages payable held for sale of $432, reported as mortgages payable, net held for sale of $22,028.

(2)	Included in the mortgages payable tables above is the Clover Property mortgage loan held for sale as of December 31, 2021. As of December 31, 2021, the mortgages payable, gross held for sale is $21,853, unamortized deferred financing costs on mortgages payable held for sale of $250, reported as mortgages payable, net held for sale of $21,603.

F-17

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	June 30, 2022
2022	$233
2023	30,073
2024	27,452
2025	19,123
2026	1,076
Thereafter	60,519
Total	$138,476

The details of the Mortgages payable are as follows:

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest Rate	Amortization Start Date	Principal Balance as of June 30, 2022
Multi-family housing portfolio	$19,557	9/30/2020	9/1/2025	3.13%	5/1/2022	$19,491
Brooklyn, NY
Avon Place Apartments	22,460	2/25/2021	3/1/2031	3.91%	5/1/2026	22,460
Avon, CT
NinetyNine 44 Walnut	19,500	9/9/2020	10/1/2030	3.18%	11/1/2023	19,500
Dallas, TX
The Orion	20,541	9/28/2018	10/1/2030	4.92%	11/1/2024	20,541
Orion Township, MI
Lotus Village	29,600	6/25/2021	7/9/2023	4.48%	-	29,889
Austin, TX
Sherwood Oaks	26,733	11/30/2021	12/1/2024	4.05%	-	26,595
Riverview, FL
Total	$138,391	-	-	-	-	$138,476

F-18

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 7 – Business Combinations and Asset Acquisitions

RM Sherwood Oaks, LLC

On November 30, 2021, the Company acquired a 38.7% controlling equity interest in RM Sherwood Oaks, LLC (“Sherwood Oaks”). Sherwood Oaks is a joint venture formed to acquire, renovate, own and operate a 199-unit, Class B apartment community in Riverview, Florida.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. Sherwood Oaks is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Sherwood Oaks and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

November 30, 2021
Consideration:
Cash (including transaction costs of $913, debt proceeds of $26,733 and cash from noncontrolling interests of $6,650)	$36,478
Fair value of total consideration transferred	$36,478

Recognized amounts of identifiable assets acquired and liabilities assumed:
Land	$6,307
Buildings, site improvements, and furniture and equipment	28,997
Intangible lease asset	509
Other current liabilities	(71)
Total identifiable net assets	35,742
Deferred financing costs	736
$36,478

Lotus Village Holdco, LLC

On June 25, 2021, the Company acquired a 22.1% controlling equity interest in Lotus Village Holdco, LLC (“Lotus Village”). Lotus Village is a joint venture formed to acquire, renovate, own and operate a 222-unit, Class A apartment community in Austin, Texas.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. Lotus Village is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

F-19

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Lotus Village and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

June 25, 2021
Consideration:
Cash (including transaction costs of $1,148, debt proceeds of $29,600 and cash from noncontrolling interests of $8,815)	$39,635
Fair value of total consideration transferred	$39,635

Recognized amounts of identifiable assets acquired and liabilities assumed:
Land	$6,172
Buildings, site improvements, and furniture and equipment	32,938
Intangible lease asset	538
Other current liabilities	(471)
Total identifiable net assets	39,177
Deferred financing costs	458
$39,635

RM Orion, LLC

On March 23, 2021, the Company acquired a 48.2% controlling equity interest in RM Orion, LLC (“The Orion”). The Orion is a joint venture formed to acquire, renovate, own and operate a 200-unit, Class B+, apartment community in Orion Township, Michigan.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. The Orion is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for The Orion and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

March 23, 2021
Consideration:
Cash (including transaction costs of $585 and cash from noncontrolling interests of $5,383)	$8,046
Fair value of mortgage payable assumed	21,654
Fair value of total consideration transferred	$29,700

Recognized amounts of identifiable assets acquired and liabilities assumed:
Land	$7,545
Buildings, site improvements, and furniture and equipment	21,655
Intangible lease asset	374
Escrow, deposits and other assets	74
Other current liabilities	(207)
Total identifiable net assets	29,441
Deferred financing costs	259
$29,700

F-20

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 8 – Related Party Arrangements

From time to time, a special purpose entity in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity assets. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset. Such fees include the following:

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.5% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promote Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid a (6% or higher) cumulative, non-compounded preferred return.

From time to time, when one of the affiliates of our Manager, including Realty Mogul Commercial Capital, Co. (“RMCC”), originates a preferred equity investment that is sold to us, the sponsor of the transaction may pay fees to RMCC. The following are the fees paid by the sponsor of a preferred equity investment to affiliates of our Manager relating to the origination, investment and management of our preferred equity assets. The fees are paid to RMCC by the sponsor and not by us. We will not be entitled to this fee. The actual amount of origination fees, extension fees and exit fees that will be paid are dependent upon the total transaction amount funded. We cannot determine these amounts at the present time.

F-21

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 2% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is entitled to receive a promote in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset. During the six months ended June 30, 2022 and the year ended December 31, 2021, the Manager received a promote of $141 and $769 resulting from the sale of Terrace Hill.

For the six months ended June 30, 2022 and 2021, $0 and $7, respectively, was paid to our Manager for property-level asset management services related to Terrace Hill. For the six months ended June 30, 2022 and 2021, a fee of $0 and $385, respectively, was paid on behalf of the Company to our Manager for services in connection with the due diligence and acquisition of the investment in Lotus Village.

For the six months ended June 30, 2022, a disposition fee in the amount of $385 was paid to the Manager in connection with the sale of the Clover Property.

For the year ended December 31, 2021, a disposition fee in the amount of $177 was paid to the Manager in connection with the sale of Tuscany CRP 29, LLC.

F-22

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offerings. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

As of June 30, 2022 and December 31, 2021, the Company owed its Manager $33 and $27, respectively, in deferred offering costs. As of June 30, 2022 and December 31, 2021, $1,515 and $1,209, respectively, of offering costs were amortized against equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings.

The Company paid the Manager a monthly asset management fee based on the total equity value, which equals (a) our then-current net asset value per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. During the six months ended June 30, 2022 and 2021, $290 and $209, respectively, of asset management fees were charged by our Manager. As June 30, 2022 and December 31, 2021, $87 and $54, respectively, of asset management fees remained payable.

RM Communities, LLC

RM Communities, LLC is a subsidiary of Realty Mogul, Co. As of June 30, 2021, an acquisition fee in the amount of $260 was paid to RM Communities, LLC in connection with the acquisition of The Orion.

For the six months ended June 30, 2022 and 2021, $23 and $8, respectively, was paid to RM Communities, LLC for property-level asset management services related to The Orion. For the six months ended June 30, 2022, $27 was paid to RM Communities, LLC for property-level asset management services related to Sherwood Oaks.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of an investment, then it may obtain a related party loan from RMCC, an affiliate of Realty Mogul, Co., on commercially reasonable terms. Our charter authorizes us to enter into related party loans. Related party loans would require prior approval from our board of directors. However, RMCC nor any of its affiliates are obligated to make a related party loan to the Company at any time.

For the six months ended June 30, 2022 and the year ended December 31, 2021, the Company paid an aggregate of $0 and $13, respectively, to affiliates of Realty Mogul, Co. for syndication fees, which are netted against the respective equity.

For the year ended December 31, 2021, a disposition fee in the amount of $273 was paid to RMCC in connection with the sale of Terrace Hill.

Certain affiliates of Realty Mogul Co. are entitled to receive a buyer’s broker fee for sourcing real estate transactions on our behalf. A portion of this fee may be paid to personnel affiliated with our Manager, including Ms. Jilliene Helman and the former managing director of our Manager, for their roles in the investment opportunity.

F-23

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 24% noncontrolling interest in Vinegar Hill Asset, LLC. The entity’s equity investment in Vinegar Hill was $2,070 as of June 30, 2022 and December 31, 2021.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 27% noncontrolling interest in Travertine North Park Investors, LLC. The entity’s equity investment in Travertine was $1,670 as of December 31, 2021. Travertine was sold during 2022.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 41% noncontrolling interest in Avon Place Apartments. The entity’s equity investment in Avon Place Apartments was $3,500 as of June 30, 2022 and December 31, 2021.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 50% interest in Villas del Mar. The entity’s equity investment in Villas del Mar was $1,860 as of June 30, 2022 and December 31, 2021.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 54% interest in Plano Multifamily Portfolio. The entity’s equity investment in Plano Multifamily Portfolio was $1,750 as of June 30, 2022 and December 31, 2021.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 42% interest in The Orion. The individual investors’ equity investment in The Orion was $4,345 as of June 30, 2022 and December 31, 2021.

In 2021, a group of individual retail investors managed by an affiliate of Realty Mogul, Co. acquired an approximate 40% interest in Lotus Village Apartments. The individual investors’ equity investment in Lotus Village Apartments was $4,535 as of June 30, 2022 and December 31, 2021.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 38% interest in Sherwood Oaks, LLC. The entity’s equity investment in Sherwood Oaks, LLC was approximately $4,150 as of June 30, 2022 and December 31, 2021.

RM Sponsor, LLC, Stockholder and Sponsor

RM Sponsor, LLC is a stockholder of the Company and holds 11,755 and 10,693 shares, respectively, of our common stock as of June 30, 2022 and December 31, 2021.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2022 and 2021, the Company incurred an aggregate of $364 and $961, respectively, to its joint venture partners and affiliates of its joint venture partners of its consolidated joint ventures for management, acquisition and guaranty fees, of which $364 and $304, respectively, are included in real estate expenses on the consolidated statements of operations, and $0 and $657, respectively, are included in the consolidated balance sheets. The aforementioned fees exclude fees earned by Realty Mogul, Co. and affiliates, including RM Adviser, LLC, RM Communities, LLC, RM Sponsor, LLC, RMCC, and others.

For the six months ended June 30, 2022 and 2021, the equity method investments incurred an aggregate of $83 and $137, respectively, to its affiliates for management fees and acquisition fees, of which $83 and $137, respectively, are included in the statements of operations of the equity method investments and $0 and $0, respectively, are capitalized on the balance sheet of the equity method investments as of June 30, 2022 and 2021. The aforementioned fees exclude fees earned by Realty Mogul, Co. and affiliates, including RM Adviser, LLC, RM Communities, LLC, RM Sponsor, LLC, RMCC, and others.

F-24

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Executive Officers of our Manager

As of the date of the filing of this Semiannual Report, the executive officers of our Manager and their positions are as follows:

Name	Age	Position
Jilliene Helman	35	Chief Executive Officer
Eric Levy	35	Vice President, Portfolio Manager
Saher Hamideh	44	Chief Compliance Officer and Secretary
Kevin Moclair	49	Chief Accounting Officer and Treasurer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016 and Chief Financial Officer from October 2018 to February 2022. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Vice President, Portfolio Manager of our Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Saher Hamideh has served as Chief Compliance Officer and Secretary of our Manager since March 2021.

Kevin Moclair has served as Chief Accounting Officer and Treasurer of our Manager since February 2022.

Note 9 – Stock Award

We pay to each of our directors and to the Chief Executive Officer and Vice President, Portfolio Manager of our Manager a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee. For the six months ended June 30, 2022, we issued 1,000 shares to Mr. Levy, 1,000 shares to Ms. Helman, and an aggregate of 2,500 shares to our independent directors. For the year ended December 31, 2021, we issued 1,000 shares to Mr. Levy, 1,000 shares to Ms. Helman, and an aggregate of 2,500 shares to our independent directors. Compensation expense in the amount of $47 and $46, respectively, was recorded in 2022 and 2021, based on the then in-effect offering price of $10.43 and $10.16 per share, respectively.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s shares of common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-25

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2022, we are not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

COVID-19

During the six-month period ended June 30, 2022, the effects of the COVID-19 pandemic, including the ongoing spread of variants, have continued impacting many aspects of the U.S. economy. The Company recognizes that COVID-19 may have an adverse impact on its business and investments; however, as of the date these consolidated financial statements were available to be issued, there were no material quantifiable measurements of adverse effects on the Company’s business or investments.

Note 12 – Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2022, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure.

Offering Proceeds

From July 1, 2022 through September 26, 2022, the Company raised gross offering proceeds of approximately $3,860 which includes amounts sold pursuant to our distribution reinvestment plan.

Distributions Declared and Paid

From July 1, 2022 through September 26, 2022, the Company paid distributions of approximately $556.

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Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Articles of Amendment and Restatement of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2017)
2.2	Articles of Amendment to the Articles of Amendment and Restatement of MogulREIT II, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 9, 2021)
2.3	Amended and Restated Bylaws of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
2.4	Amendment No. 1 to the Amended and Restated Bylaws of MogulREIT II, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 9, 2021)
4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
4.2	Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on August 31, 2018)
6.1	Form of Management Agreement between MogulREIT II, Inc. and RM Adviser, LLC (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.2	Amendment to Management Agreement between MogulREIT II, Inc. and RM Adviser, LLC (Incorporated by reference to Exhibit 6.2 to the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A, filed on December 20, 2019)
6.3	Form of Agreement of Limited Partnership of MogulREIT II Operating Partnership, L.P. (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.4	Amendment to Agreement of Limited Partnership of MogulREIT II Operating Partnership, LP (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 9, 2021)
6.5	Form of License Agreement between MogulREIT II, Inc. and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.6	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and MogulREIT II, Inc. (Incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
10.1	Power of Attorney of Flynann Janisse and Louis S. Weeks (incorporated by reference to the signature page of the Company’s Offering Statement on Form 1-A POS (File No. 024-10713) filed August 31, 2018)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Apartment Growth REIT, Inc.

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer and Treasurer
Date:	September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed by the following person on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer, President and Director	September 28, 2022
Jilliene Helman	(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer and Treasurer (Principal Financial Officer and	September 28, 2022
Kevin Moclair	Principal Accounting Officer)

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